

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2020

Andrés Ocampo
Chief Financial Officer
GeoPark Limited
Nuestra Señora de los Ángeles 179
Las Condes, Santiago, Chile

> **Re: GeoPark Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2019**
> **Filed April 1, 2020**
> **File No. 001-36298**

Dear Mr. Ocampo:

 We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Sincerely,

 Division of Corporation Finance
 Office of Energy & Transportation

cc: Maurice Blanco, Esq.